Exhibit 99.2

Connect Biopharma CBP-201 Atopic Dermatitis China Pivotal Study Showed Rapid Relief of Patient Symptoms

March 18, 2023

Late-Breaking Abstract and Oral Presentation at American Academy of Dermatology Annual Meeting

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Stage 1 of ongoing 52-week China pivotal AD trial met primary and secondary endpoints
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No efficacy plateau at Week 16

SAN DIEGO & TAICANG, China & SUZHOU, China--(BUSINESS WIRE)--Mar. 18, 2023-- Connect Biopharma Holdings Limited (Nasdaq: CNTB) (Connect Biopharma or the Company), a global clinical-stage biopharmaceutical company developing T cell-driven therapies to treat inflammatory diseases, announced that data from Stage 1 of the ongoing pivotal CBP-201 China trial in moderate-to-severe atopic dermatitis (AD) showed rapid relief from symptoms, as early as week one in some cases, and no efficacy plateau at Week 16. The study met primary and secondary endpoints with mostly mild-to-moderate adverse effects reported. The data were presented as a late-breaking oral presentation today at the American Academy of Dermatology Annual Meeting, taking place in New Orleans, March 17-21.

In the study “CBP-201, a next-generation IL-4Rα antibody, achieved all primary and secondary efficacy endpoints in the treatment of adults with moderate-to-severe atopic dermatitis (AD): A randomized, double-blind, pivotal trial in China (CBP-201-CN002),” researchers reported on results from Stage 1 of the pivotal China trial of CBP-201 in moderate-to-severe AD. This 16-week trial stage included 255 adults in the primary analysis population who received a 600 mg CBP-201 loading dose, followed by 300 mg CBP-201 every two weeks, compared to placebo. Patients on active therapy experienced rapid relief of symptoms, with a reduction in itch at Week 1 and significant improvement in all study endpoints by Week 4, which was sustained to Week 16. Furthermore, there was no plateau in IGA and EASI efficacy response at Week 16.

Specifically, the baseline median Eczema Area and Severity Index (EASI) was 26.9. 54.5% of patients were considered severe, with a baseline Investigators Global Assessment (IGA) score of 4. At 16 weeks, a greater proportion of patients treated with CBP-201 achieved an IGA score of 0-1 (clear or almost clear skin) and a 2 point IGA reduction than those on placebo (30.3% vs. 7.5%), meeting the study’s primary endpoint. 62.9% percent of CBP-201 patients achieved a 75% skin clearance (EASI-75), versus 23.4% in the placebo group and 35.8% achieved EASI-90 (versus 6.3% for placebo). 46.7% of CBP-201 patients achieved a Peak Pruritus-Numerical Rating Scale (PP-NRS) reduction of 3 points, versus 16.7% on placebo, and 35.0% achieved a PP-NRS reduction of 4 points, versus 9.6% in the placebo group. CBP-201 appeared to be well tolerated.

“We are honored to have data from our two CBP-201 atopic dermatitis studies at the prestigious American Academy of Dermatology Annual Meeting, showing rapid and sustained relief,” said Zheng Wei, Ph.D., Co-founder and CEO of Connect Biopharma. “CBP-201 has a highly differentiated profile, which includes a higher binding affinity than other drugs in the class, higher potency and slower target-mediated drug elimination. We believe this could lead to a more flexible 4-week dosing schedule. We look forward to completing the 36-week maintenance data from our CBP-201 China trial, which includes a four-week dosing arm, to further develop this promising new treatment for moderate-to-severe atopic dermatitis, where the unmet need is high and patients have limited dose regimen options.”

About Connect Biopharma Holdings Limited

Connect Biopharma is a global, clinical-stage biopharmaceutical company applying its expertise in T cell biology and deep knowledge of the drug discovery industry to develop innovative therapies to treat chronic inflammatory diseases with the goal of improving the lives of millions of those affected around the world. The Company is building a rich pipeline of proprietary small molecules and antibodies, using functional T cell assays, to screen and discover potent product candidates against validated immune targets. The Company’s lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) in development for the treatment of atopic dermatitis (AD) and asthma. The Company’s second most advanced product candidate, CBP-307, is a modulator of S1P1 T cell receptor and is in development for the treatment of ulcerative colitis (UC). The Company’s third product candidate, CBP-174, is a peripherally acting antagonist of histamine receptor 3, in development for the treatment of pruritus associated with AD. For more information, please visit: https://www.connectbiopharm.com/

Forward-Looking Statements

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,”

“potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones or whether such milestones will be achieved, and the potential of such product candidates, including to achieve any benefit, differentiation or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website ( www.sec.gov) and on Connect Biopharma’s website ( www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit 99.2

View source version on businesswire.com: https://www.businesswire.com/news/home/20230318005012/en/

INVESTOR CONTACT:

Ina McGuinness

805.427.1372

imcguinness@connectpharm.com

MEDIA CONTACT:

Deanne Eagle

917.837.5866

Deanne@mcguinnessIR.com

Source: Connect Biopharma Holdings Limited